--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   CAPITOL BAY MANAGEMENT, INC.                 MORROW SNOWBOARDS, INC. (MRRWE)                 X   Director         X   10% Owner
                                                                                               ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
   2424 PROFESSIONAL DRIVE                         680308736             DECEMBER 1999
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   ___Form filed by One Reporting Person
                                                                           (Month/Year)       _X_Form filed by More than One
   ROSEVILLE,   CALIFORNIA          95661                                                        Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or              (Instr. 3        (I)         ship
                                                Code     V    Amount      (D)     Price        and 4)         (Instr. 4) (Instr. 4)

   COMMON STOCK NO PAR VALUE       12/01/1999   J(01,02) V   3,000,000(01) D     $.07(01)     01,02            02         02
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Explanation of Responses:



* This statement is being filed by Capitol Bay Management, Inc. ("CBM"); Capitol Bay Securities, Inc. ("CBS"); Capitol Bay Group, Inc. ("CBG"); and Stephen C. Kircher ("Mr. Kircher") (collectively the "Reporting Persons"). The principal business address of each of the Reporting Persons is 2424 Professional Drive, Roseville, CA 95661.

Explanation of Responses:

01: On December 1, 1999: (i) CBM agreed to purchase all of Steven Kay's ("Mr. Kay") and Larry D. Kelley's ("Mr. Kelley") equity interest in CBG and, as partial consideration for such purchase, CBM agreed to sell, transfer and assign 500,000 shares of MSI to each of Mr. Kay and Mr. Kelley, valued at $.07 per share; and (ii) CBM transferred and assigned 2,000,000 shares of MSI to Mr. Kircher, valued at $.07 per share, as compensation.

02: The 3,000,000 shares of MSI reported herein as disposed of were disposed of and may be deemed to have been beneficially owned by CBM and indirectly by CBG and Mr. Kircher. CBM is an indirect wholly-owned subsidiary of CBG and CBG is, subsequent to the foregoing transactions, wholly-owned by Mr. Kircher. As a result of the foregoing transactions, and this filing on Form 4 with the Securities and Exchange Commission as required by Section 16(a) of the Securities and Exchange Act of 1934 (the "Act"), the Reporting Persons, other than Mr. Kircher, ceased to be the owners of more than 10% of the common stock no par value of MSI and therefor are no longer subject to
Section 16 of the Act. Mr. Kircher, concurrently with this filing on Form 4, is individually filing a Form 4.

                         [SIGNATURES ON FOLLOWING PAGE]

Signatures:

Date:     January 7, 2000


CAPITOL BAY MANAGEMENT, INC.


By:      s/ Stephen C. Kircher, President
     ----------------------------------------------
         Signature of Reporting Person


CAPITOL BAY SECURITIES, INC.


By:      s/ Stephen C. Kircher, President
     ----------------------------------------------
         Signature of Reporting Person


CAPITOL BAY GROUP, INC.


By:      s/ Stephen C. Kircher, President
     -----------------------------------------------
         Signature of Reporting Person


By:      s/ Stephen C. Kircher
     ------------------------------------------------
         Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.